SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)*
WESTAFF, INC.

(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)
957070 10 5

(CUSIP Number)
DelStaff, LLC
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
Attention: John Black
Telephone: (305) 379-2322
with copies to:

H.I.G. Capital, L.L.C.	Greenberg Traurig, LLP
1001 Brickell Bay Drive, 27th Floor	77 West Wacker Drive
Miami, Florida 33131	Chicago, Illinois 60601
Attention: Richard H. Siegel, Esq.	Attention: Paul Quinn, Esq.
Telephone: (305) 379-2322	Telephone: (312) 456-8400

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
February 28, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

SCHEDULE 13D/A
     This Amendment No. 1 relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by (i) DelStaff, LLC, a Delaware limited liability company, (ii) H.I.G. Staffing 2007, Ltd., a Cayman Islands exempted company, (iii) H.I.G. Capital Partners III, L.P., a Delaware limited partnership, (iv) H.I.G. Advisors III, L.L.C., a Delaware limited liability company, (v) H.I.G.-GPII, Inc., a Delaware corporation, (vi) Sami W. Mnaymneh, an individual and (vii) Anthony A. Tamer, an individual (collectively, the “Reporting Persons”), with the Securities and Exchange Commission on March 13, 2007 (the ‘‘Schedule 13D’’). Item 4 of the Schedule 13D is amended as set forth below, and all other Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
ITEM 4. PURPOSE OF TRANSACTION
     Item 4 of the Schedule 13D is hereby amended to add the following supplemental information:
     “On February 28, 2007, Mr. Stover, the Chairman of the Board, took action (which action also was communicated and delivered to the Board on such date) under the relevant provisions of the certificate of incorporation and bylaws of the Issuer to (i) call in writing a special meeting of stockholders of the Issuer to be held on Wednesday, May 30, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “Stockholders Meeting”), (ii) call in writing a special meeting of the Board to be held on Wednesday, April 4, 2007 at 10:00 a.m. local time at the Issuer’s administrative offices located at 298 N. Wiget Lane, Walnut Creek, California (the “Board Meeting”), and (iii) deliver written notice of the Board Meeting to the members of the Board. The written call of the Stockholders Meeting made by Mr. Stover provides that the current purposes of the Stockholders Meeting are to (i) amend the bylaws of the Issuer to increase the number of directors from five to nine (or such larger number as may be necessary to permit the persons nominated by DelStaff to constitute a majority of the members of the Board), (ii) elect DelStaff’s nominees to fill such newly created directorships, and (iii) to transact such other business as may properly come before the Stockholders Meeting or any adjournment or adjournments thereof. The written call of the Board Meeting made by Mr. Stover provides that the current purposes of the Board Meeting are to (i) set the record date for the Stockholders Meeting, (ii) approve the Issuer’s notice of the Stockholders Meeting, (iii) determine the size of each of the three classes of directors of the Board to account for the newly created directorships proposed to be created at the Stockholders Meeting, and (iv) take other actions as may be necessary or desirable in furtherance of the foregoing purposes.”

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: March 14, 2007

DELSTAFF, LLC
By:	/s/ Michael Phillips
	Name:	Michael Phillips
	Title:	Manager

H.I.G. STAFFING 2007, LTD.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	Director

H.I.G- GPII, INC.
By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. ADVISORS III, L.L.C. By: H.I.G.-GPII, Inc. Its: Manager

By:	/s/ Anthony A. Tamer
	Name:	Anthony A. Tamer
	Title:	President

H.I.G. CAPITAL PARTNERS III, L.P.

By: H.I.G. Advisors III, L.L.C. Its: General Partner

By: H.I.G.-GPII, Inc.
Its: Manager

By:	/s/ Anthony A. Tamer
Name: Anthony A. Tamer
Title: President

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer